Exhibit 16.1

December 6, 2013

Office of the Chief Accountant
Securities and Exchange Commission
100F Street, NE
Washington, D.C. 20549

Dear Sir/Madam:

We have read the statements included under Item 4.01 in the Form 8-K dated December 6, 2013 of iMedicor, Inc. (the "Company") to be filed with the Securities and Exchange Commission and we agree with such statements insofar as they relate to our dismissal and our audits for the years ended June 30, 2012 and 2011, and our reviews of interim financial statements. We cannot confirm or deny that the appointment of PMB Helin Donovan was authorized and approved by the Audit Committee of the Board of Directors of the Company, or that they were not consulted prior to their appointment as the independent accountant to audit the financial statements of the Company.

Very truly yours,

Demetrius Berkower, LLC

/s/ Demetrius Berkower, LLC

Wayne, New Jersey